Filed by Belden Inc.
Pursuant to Rule 425
Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: Belden Inc.
Subject Company’s Commission File No.: 1-12280

     This filing relates to a planned merger between Belden Inc. (“Belden”) and Cable Design Technologies Corporation (“CDT”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the “Merger Agreement”), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

[form of letter sent to various distributors]

April 8, 2004

Name
Company
Address

Dear                                       :

Panduit recently informed Belden that it has exercised its right to terminate its agreement with Belden relating to the Integrity warranty program (known as the Panduit/Belden System Warranty Agreement). Panduit’s decision necessitates that Belden provide a new structured cabling system warranty to its valued customers. Please note, however, that the products provided by Panduit and the cable from Belden are still high performance products. Belden remains fully able to provide a solution warranty that we back with our financial strength and reputation, including for a one-year period, as noted below, through Integrity. We will be formally announcing our new system solution in the near future.

Meanwhile, in an effort to minimize the possible impact Panduit’s decision will have upon our mutual customers and the confusion it may have upon current Belden customers, Belden would like to clarify the following:

•	Both companies may continue to issue new Integrity system warranties during a one-year post-termination period that began on March 30, 2004, subject to the terms and conditions of the Panduit/Belden System Warranty Agreement.

•	Panduit’s termination of the Panduit/Belden System Warranty Agreement does not affect Integrity system warranties issued under such agreement either previously or within the one-year post-termination period noted above. This provision protects the end-users who hold such Integrity system warranties, as it maintains the obligations of both companies to honor the 25-year warranty as issued to the end-user pursuant to such warranty, regardless of the discontinuation of the agreement.

Our goal is to continue providing the Integrity solution to those customers who saw and continue to see its benefits. Over the 100-plus years that Belden has been in business, its products have set the benchmark for our competition. It is our position that Belden provides a superior cable that enables systems to perform at their peak levels.

Our market is in a stage of transition. The recent announcement of Belden and CDT’s intention to merge is evidence of this. We at Belden believe this merger will provide us the unique ability to provide you with new and exciting opportunities in the coming months. Thank you for your continued support and patience during this transitional period.

Sincerely,

Brian D. O’Connell
Vice President, Sales and Marketing

FORWARD-LOOKING STATEMENTS

     This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden’s Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT’s Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On March 24, 2004, CDT filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus of Belden and CDT and other relevant materials regarding the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus filed with the SEC on March 24, 2004, the definitive joint proxy statement/prospectus when it becomes available and other relevant materials when they become available because they contain or will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

PARTICIPANTS IN THE TRANSACTION:

     CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock and information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the preliminary joint proxy statement/prospectus of Belden and CDT filed with the SEC on March 24, 2004.

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